UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated April 11, 2011, announcing the acquisition of four newbuilding container vessels and long-term charters.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

SFL – Acquisition of four 4,800 TEU Newbuilding Container Vessels and Long-term Charters

Press release from Ship Finance International Limited, April 11, 2011

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that the Company has agreed to build four 4,800 TEU newbuilding container vessels at a state-owned shipyard in China with scheduled delivery in 2013. The aggregate construction cost will be approximately $230 million, with a majority of the payment due on delivery of the vessels, and we expect to secure bank financing for up to 80% of the purchase price.

The vessels will be chartered on time-charter basis to a large, European-based container line for 7 years from delivery, and the charter rate will be approximately $26,250 net per day per vessel. The vessels are high specification, so-called wide-beam container vessels, optimized for higher cargo intake and very efficient speed/consumption economics compared to existing vessels of similar size.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are very pleased to further expand our presence in the container market with these state-of-the-art containerships with long term charters to a reputable international container line. It demonstrates our ambition to continue building and renewing our fleet, expanding our presence in the container market with modern assets and high-quality counterparts. This project will add approximately $270 million to our charter backlog, which currently stands at more than $7 billion."

April 11, 2010

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contacts:
Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921
Magnus T. Valeberg, Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 75 vessels, including 28 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 11 drybulk carriers including nine newbuildings, 15 container vessels, six offshore supply vessels, two jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: April 11, 2011

	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer, Ship Finance Management AS